FORM 6-K/A

(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of November, 2005

000-30478

(Commission File Number)

EuroZinc Mining Corporation

(Translation of registrant’s name into English)

1601 - 543 Granville Street, Vancouver, B.C., Canada V6C 1X8

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

EXPLANATORY NOTE

EuroZinc Mining Corporation (the “Company”) hereby amends the Company’s Form 6-K for the month of November, 2005, furnished to the Commission on December 14, 2005 (the “November Form 6-K”) as follows:  the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2005, as restated as at November 10, 2005 (the “Restated MD&A”), furnished under cover of the November Form 6-K as Exhibit 99.5 thereto, is replaced in its entirety by an amended version of the Restated MD&A, as amended as at February 7, 2006 (the “Amended MD&A”) included herewith as Exhibit 99.1.  Further information concerning the Amended MD&A is included under “Amendments” on the first page of the Amended MD&A.  No changes were made to any of the other documents furnished under cover of the November Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation

(Registrant)

Date: February 9, 2005

By:

/s/ Ron A. Ewing

Name: Ron A. Ewing

Title:   Executive Vice President

EXHIBIT INDEX

Exhibit

Description

99.1

Amended Management Discussion and Analysis for the three

And Nine Months Ended September 30, 2005, Amended as at

 February 7, 2006